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Milan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Etheredge, Robert Littlepage Mitchell Austin, Jan Woo

Re:	monday.com Ltd. Amendment No. 2 to Registration Statement on Form F-1 Filed June 1, 2021 CIK No. 0001845338

Ladies and Gentlemen:

On behalf of our client, monday.com Ltd., a limited company incorporated under the laws of the State of Israel (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of our Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”).

The Registration Statement reflects certain revisions to the latest amendment to the Amendment No. 2 to the Registration Statement on Form F-1 in response to the comment letter from the Staff of the Commission (the “Staff”) to Roy Mann, the Company’s Co-Chief Executive Officer, dated June 3, 2021. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

June 4, 2021

Summary, page 1

1.	Please revise your prospectus summary to disclose that your executive officers, directors and principal shareholders will continue to have significant control over the company after this offering. Highlight the beneficial ownership percentage of this group, as well as the beneficial ownership percentage of Insight Partners.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 13 to disclose the beneficial ownership percentage of the Company’s executive officers, directors and principal shareholders, as well as the beneficial ownership percentage of Insight Partners.

Dilution, page 69

2.	Please disclose your historical net tangible book value (deficit) as of March 31, 2021 and how you considered redeemable convertible preferred shares as part of that calculation. Please also revise to clarify how you calculated historical net tangible book value (deficit) per ordinary share as of March 31, 2021.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69 to disclose the Company’s historical net tangible book value (deficit) as of March 31, 2021 and how the Company considered redeemable convertible preferred shares as part of that calculation. In addition, the Company revised the disclosure to clarify how the Company calculated historical net tangible book value (deficit) per ordinary share as of March 31, 2021.

Management's Discussion and Analysis of Financial Condition and Results of Operations Enterprise Customers, page 73

3.	You disclose here and elsewhere that your ARR from enterprise customers grew by 297% from 2019 to 2020 and 261% in the three months ended March 31, 2021 compared to the same period in 2020. For all periods presented, please disclose the actual amounts of ARR from all customers, ARR from enterprise customers, and ARR from customers with more than 10 users.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 73 to disclose the actual amounts of ARR from all customers, ARR from enterprise customers, and ARR from customers with more than 10 users.

June 4, 2021

Consolidated Financial Statements

Note 11: Shareholders' Equity, page F-25

4.	We note the anticipated price range for your offering as provided in your correspondence dated May 24, 2021. Please provide us with a breakdown of the details of all stock-based compensation awards granted during 2020 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the following table presents the grant dates and related exercise prices of options granted to employees, non-employee directors and consultants during 2020 and 2021:

June 4, 2021

Determination of Ordinary Shares Fair Value for Equity Related Awards Issuances

Date of Grant	Number of Ordinary Shares underlying Options Granted	Exercise Price of Options Granted per Ordinary Share (1)	Estimated Fair Value per Ordinary Share on Grant Date
March 9, 2020	523,071	$2.9-$25.63	$31.92
March 17, 2020	3,516	$7.69	$31.92
May 31, 2020	345,109	$2.9-31.92	$39.40
July 31, 2020	468,376	$4.79-31.92	$46.89
September 14, 2020	133,029	$2.9-31.92	$54.37
September 22, 2020	61,279	$2.9-$4.79	$54.37
November 6, 2020	55,094	$2.9-54.37	$58.34
December 28, 2020	486,657	$ -	$62.52
February 14, 2021	1,221,098	$2.90-$62.52	$81.27
February 17, 2021	125,092	$9.38	$82.19
February 28, 2021	6,639	$9.38	$85.57
May 05, 2021	191,100	$90.18	(2)

(1)	Price range reflects variance in exercise prices for options granted to employees based in Israel and employees based in the United States. Pursuant to Israeli law, options may be granted to employees with an exercise price per share below fair value; provided, however, that the compensation charge taken by the grantor of the options be the fair value per share of such grants.
(2)	At this time, the fair value per share of ordinary shares as of May 5, 2021 for financial reporting purposes has not been determined.

The fair value of the Company’s ordinary shares underlying the Company’s options had been determined at each grant date by the Company’s Board of Directors (“Board”), taking into account third-party valuations reports (“Valuation Reports”) and inputs from management. Given the lack of observable daily share prices, and in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”), management and the Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s ordinary shares at each grant date, including but not limited to:

•	third-party valuations and secondary sales of the Company’s ordinary shares;

•	the rights, preferences and privileges of the Company’s convertible preferred shares relative to those of its ordinary shares;

•	lack of marketability of the Company’s ordinary shares;

June 4, 2021

•	current business conditions and projections;

•	the Company’s actual operating and financial performance;

•	the hiring of key personnel;

•	the public trading prices of comparable companies; and

•	the likelihood of an initial public offering (“IPO”), sale or private company scenarios.

Valuation Methodology

In valuing the fair value of the Company’s ordinary shares, absent an arm’s-length current or recent financing round, the enterprise pricewas determined using a combination of the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that the Company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and are adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the comparable companies utilized in the discount rate calculation. The market approach applied was the Guideline Public Company Method (“GPCM”), which estimates value based on a comparison of the Company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined and then applied to the Company’s financial results to estimate the value of the Company. In deriving the enterprise value, a weighting was used for each of the income approach and market approach. The resulting enterprise value was then allocated to each share class using an Option Pricing Model (“OPM”). The OPM allocates the overall company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options. The call option is valued using a Black-Scholes option pricing model. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict. Beginning March 2021, the Company utilized the hybrid method, which is a hybrid between the probability-weighted expected return method (“PWERM”) and the OPM, estimating the probability-weighted value across multiple scenarios along with the OPM to allocate value among the various share classes for certain scenarios. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome. As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM.

Under PWERM, the value of a company’s ordinary share is estimated based upon an analysis of future values for the entire enterprise assuming various outcomes. For each of the various scenarios, an enterprise value is estimated and the rights and preferences for each class of shareholders are considered to allocate the enterprise value to ordinary shares. The ordinary share value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting ordinary share value is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management.

June 4, 2021

The Company considered that, in the event of an IPO, its preferred shares would convert into ordinary shares on a one-to-one basis and, accordingly, would receive the same amount of proceeds per share as ordinary shares. In the case of a sale or liquidation of the Company, the preferred shares would receive the higher of their liquidation preferences and allocation of an amount per share as would have been payable had all shares been converted into ordinary shares immediately prior to liquidation on a pro rata basis. Accordingly, the Company determined the fair value of its ordinary shares under three scenarios (IPO, sale and private company) and then applied a weighted average of these values based on their relative probabilities in order to calculate the final per share value.

In determining the estimated fair value of the Company’s ordinary shares as of each grant date, and after determining the fair value of the ordinary shares on a minority, marketable basis, the Board also considered that the Company’s shares are not freely tradable in the public markets. Therefore, the estimated fair value of the Company’s ordinary shares at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event as well as a function of the Company’s estimated volatility, derived primarily using the volatility of comparable publicly traded companies.

In addition, the Company also considered any secondary transactions involving its shares. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, proximity to other transactions, as well as the valuation date, frequency of similar transactions, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with sufficient access to the Company’s financial information from which to make an informed decision on price.

For financial reporting purposes, and as further described below, the Company retrospectively assessed the fair value used for computing share-based compensation and considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation determined pursuant to the methods described above or a straight-line methodology to interpolate the estimated fair value between two valuation dates. The Company determined that the straight-line methodology would provide the most reasonable basis for the valuation of the ordinary share on these interim dates between valuations because there was no single event that occurred during these periods that resulted in the increase in fair value but rather continued progress consistent with the Company’s financial targets, as well as the Company’s progress toward a liquidity event.

In establishing the exercise price of the equity awards granted on each grant date, the Board considered the most recent Valuation Report available to the Board at such time, which reflected a valuation of the underlying ordinary share. As described above, this differs from the reassessed estimated fair value for financial reporting purposes, as such reassessed estimated fair value incorporated information related to comparable publicly traded companies that was obtained during the underwriter process and was not available at the time of the grant.

June 4, 2021

Summary of Valuations

March 2020 Valuation

The Company’s management and Board determined that the fair value of its ordinary shares as of March 9, 2020 and March 17, 2020 was $31.92 (the “March 2020 Valuation”) per share after considering a number of objective and subjective factors consistent with the AICPA Practice Aid, including a third-party valuation. The enterprise value was determined by applying a weighting between the income approach (50%) using a discount rate of 23%, and the GPCM approach (50%), following which the OPM was applied to allocate the enterprise value of the Company to the various classes and series of the Company’s share capital, including the Company’s ordinary shares. The value per ordinary share was determined by applying a weighting of IPO scenario (20%) resulting in a share price of $38.58, sale scenario (45%) resulting in a share price of $37.67 and private company scenario (35%) resulting in a share price of $36.97, and the March 31,2021 Valuation further applied 18%, 18% and 26% discounts in the IPO, sale and private company scenarios, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

In addition, certain secondary share purchase transactions took place between July and December 2019, representing in aggregate 2.3% of the total fully diluted ordinary shares outstanding of the Company at the valuation date. The secondary share purchase transactions consisted of sales of the Company’s ordinary shares to new and existing investors and were all executed at $38.18 per share. Although the Company does not believe the secondary share purchase transactions fairly represent the fair value of the Company’s ordinary shares, the transactions do represent tangible evidence of an orderly transaction involving the Company’s ordinary shares and, accordingly, the Company included the secondary share purchase transactions in the valuation. A weighting of 25% was assigned to the secondary share purchase transactions, while a weighting of 75% was assigned to the value of $29.81 from the application of the OPM, as discussed above.

September 2020 Valuation

The Company’s management and Board determined that the fair value of the ordinary shares as of the September 14, 2020 and September 22, 2020 option grants to be $54.37 (the “September 2020 Valuation”) per share. A number of objective and subjective factors were considered consistent with the AICPA Practice Aid, including a third-party valuation dated September 30, 2020. The enterprise value used was determined by applying a weighting between the income approach (50%) using a discount rate of 19%, and the GPCM approach (50%), following which the OPM was applied to allocate the enterprise value of the Company to the various classes and series of the Company’s share capital, including the Company’s ordinary shares. The value per ordinary share was determined by applying a weighting of IPO scenario (33%) resulting in a share price of $62.07, sale scenario (33%) resulting in a share price of $61.78 and private company scenario (33%) resulting in a share price of $61.01, and the September 2020 Valuation further applied 16.3%, 16.3% and 25% discounts in the IPO, sale and private company scenarios, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

The probability of an IPO scenario increased compared to the previous valuation because the Company initiated its IPO-readiness processes at the beginning of September 2020.

During June 2020 through July 2020, certain secondary share purchase transactions took place, representing in aggregate 1.4% of the total fully diluted ordinary shares outstanding of the Company at the valuation date. The secondary share purchase transactions consisted of sales of the Company’s ordinary shares to existing investors and were all executed at $58.96 per share. Although the Company does not believe the secondary share purchase transactions fairly represent the fair value of the Company’s ordinary shares, the transactions do represent tangible evidence of an orderly transaction involving the Company’s ordinary shares and accordingly, the Company included the secondary share purchase transactions in the valuation. A weighting of 50% was assigned to the secondary share purchase transactions, and 50% was assigned to the value of $49.79 from the application of the OPM, as discussed above.

June 4, 2021

May and July 2020 Grants

The Company’s management and Board determined the fair market value based on a straight-line interpolation between the concluded fair values of the March 2020 Valuation and the September 2020 Valuation, which resulted in a fair market value per ordinary share of $39.4 in the May 31, 2020 options grant and $46.89 in the July 31, 2020 options grant. The use of the straight-line interpolation was concluded to be appropriate as it represents the continued growth of the Company’s business and as the Company did not identify any single event that occurred during the period between the two valuation dates that would have caused a material change in fair value at the date of the grant other than the passage of time.

December 2020 Valuation

The Company’s management and Board determined that the fair value of the Company’s ordinary shares as of December 15, 2020 was $62.52 (the “December 2020 Valuation”) per share considering a number of objective and subjective factors consistent with the AICPA Practice Aid, including a third-party valuation. The enterprise value was determined by applying a weighting between the income approach (50%) using a discount rate of 16.5%, and the GPCM approach (50%), following which the OPM was applied to allocate the enterprise value of the Company to the various classes and series of the Company’s share capital, including the Company’s ordinary shares. The value per ordinary share was determined by applying a weighting of IPO scenario (40%) resulting in a share price of $74.07, sale scenario (40%) resulting in a share price of $74.02 and private company scenario (20%) resulting in a share price of $72.89, and the December 2020 Valuation further applied 12.3%, 12.3% and 27.3% discounts in the IPO, sale and private company scenarios, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

The probability of an IPO scenario increased compared to the previous valuation due to the following factors:

•	the Company completed interviews with several investment banks in late November 2020 and, in December 2020, selected the lead underwriters that were intended to represent the Company in a potential IPO; and

•	following the organizational meeting on December 9, 2020, the Company began drafting sessions of the registration statement on Form F-1 in late January 2021, although the Company did not submit the initial draft of the registration restatement until mid-March 2021 and did not conduct any “testing-the-waters” meetings at this time.

November 2020 grants

The Company’s management and Board determined the fair market value based on a straight-line interpolation between the concluded fair values of the September 2020 Valuation and the December 2020 Valuation, which resulted in fair market value per ordinary share of $58.34 in the November 6, 2020 options grant.. The use of the straight-line interpolation was concluded to be appropriate as it represents the continued growth of the Company’s business and as the Company did not identify any single event that occurred during the period between the two valuation dates that would have caused a material change in fair value at the date of the grant other than the passage of time.

June 4, 2021

March 2021 Valuation

The Company’s management and Board determined that the fair value of the Company’s ordinary shares as of March 15, 2021 was $90.18 (the “March 2021 Valuation”) per share after considering a number of objective and subjective factors consistent with the AICPA Practice Aid, including a third-party valuation. The enterprise value was determined by applying a weighting between the income approach (50%) using a discount rate of 14.5%, and the GPCM approach (50%), along with estimating the Company’s enterprise value using a PWERM allocation methodology because the likelihood of a successful IPO had increased given the Company had confidentially submitted a registration statement with the Commission in March 2021. The OPM was applied to allocate the enterprise value of the Company to the various classes and series of the Company’s share capital, including the Company’s ordinary shares and the PWERM allocation was used for the different IPO scenarios that were utilized. The value per ordinary share was determined by applying a weighting of IPO scenario (50%) resulting in a share price of $118.54, sale scenario (30%) resulting in a share price of $100.17 and private company scenario (20%) resulting in a share price of $99.71, and the March 2021 Valuation further applied 15.0%, 16.0% and 27.0% discounts in the IPO, sale, and private company scenarios, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

The probability of an IPO scenario increased compared to the previous valuation due to the Company having submitted a confidential draft registration statement in March 2021.

February 2021 Grants

The Company’s management and Board determined the fair market value based on a straight-line interpolation between the concluded fair values of the December 2020 Valuation and the March 2021 Valuation, which resulted in fair market value per ordinary share of $81.27 in the February 14, 2021 options grant, $82.19 in the February 17, 2021 options grant and $85.57 in the February 28, 2021 options grant. The use of the straight-line interpolation was concluded to be appropriate as it represents the continued growth of the Company’s business and as the Company did not identify any single event that occurred during the period between the two valuation dates that would have caused a material change in fair value at the date of the grant other than the passage of time.

June 4, 2021

Additional Considerations

In addition to the analysis above, the Company also submits that the ordinary share valuations described above are reasonable due to: (i) the preliminary price range included in the Registration Statement (the “Preliminary Price Range”) assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and therefore excludes any marketability or illiquidity discount for the ordinary shares, which was appropriately taken into account in the Board’s fair value determinations throughout 2020 and 2021; (ii) the differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company’s management, which assume a successful IPO with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board; (iii) the differences in comparable companies in the SAAS market discussed between the Company and the underwriters with respect to the underwriters’ view of the initial public offering market and the positioning of the Company for a successful IPO, as compared to the narrower set of comparable companies used by the Board in determining the valuations; (iv) the time value of money taking into account the expected timing of the IPO and potential delays in that timing; (v) the possibility that the actual offering price could be lower than the Preliminary Price Range; and (vi) the 180-day gradual lock-up to which certain of the shares underlying options will be subject after the IPO.

Furthermore, the Preliminary Price Range takes into account recent performance and valuations of companies that the underwriters expect will be viewed as comparable to the Company. While market conditions have remained volatile since December 2020, market conditions have improved and stock indices and multiple technology companies have reached or returned to near all-time highs and there have been a number of successful initial public offerings over the past number of months. Market conditions have improved in recent weeks as a result of the improvement in the economic outlook in the United States following the rollout of vaccines and other recent developments involving the COVID-19 pandemic. For example, in May 2021, the United Nations increased its global growth projections to 5.4% for 2021, raising its projection of 4.7% growth from January 2021, citing a rebounding U.S. economy. Similarly, in May 2021, the Organisation for Economic Co-operation and Development increased its global growth projection to 5.8% for 2021, revising its projection of 4.2% growth from December 2020. In addition, in helping to determine the Preliminary Price Range, the underwriters also proposed applying higher multiples to the Company’s financial results to determine a more current public company valuation in light of recent developments and initiatives to re-open the economy following the COVID-19 pandemic. For example, in May 2021, the United States Centers for Disease Control and Prevention provided updated guidance for wearing masks to slow the spread of COVID-19. These and other recent developments and initiatives are expected to reduce a number of the headwinds facing the business and operations of the Company and its customers.

As such, considering all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid. The Company also believes that the fair values determined by the Board for the ordinary share underlying each options grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the ordinary shares for financial reporting purposes is appropriate and it has properly reflected the share-based compensation expense for its historical grants.

June 4, 2021

Please do not hesitate to contact me at +44.20.7710.5820 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Joshua G. Kiernan
Joshua G. Kiernan
of LATHAM & WATKINS LLP

Enclosures

cc:	(via e-mail)

Roy Mann, Co-Chief Executive Officer, monday.com Ltd.
Eran Zinmann, Co-Chief Executive Officer, monday.com Ltd.
Eliran Glazer, Chief Financial Officer, monday.com Ltd.
Shiran Nawi, General Counsel, monday.com Ltd.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP